SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL increases its cash-on-hand to 12 months of reserves, accounted for by greater cost reductions and improving Customer demand;

The Company is well-positioned to increase its position in the domestic market;

5,000+ jobs for its pilots and crew are secured for the next 18 months.

São Paulo, June 9, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today provides an Investor Update for May. During this pandemic, GOL will continue to provide monthly updates of results and liquidity to its constituents and stakeholders. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last monthly update on May 13, 2020, GOL has strengthened its liquidity position to over 12 months of cash reserves to shield and strengthen the Company through this crisis.

Stated Paulo Kakinoff, CEO: “As a pioneer of the low-cost model in South America, GOL has had the lowest operating costs, on a CASK basis, of any Brazilian airline since it was founded. This mature business model serves the Company well in not only outlasting a prolonged contraction but winning a greater market share in the process. Combined with our flexible fleet management model, which enables us to adjust capacity faster, and our 12 months of cash-on-hand, we are confident in GOL’s continued ability to not only overcome the crisis but thrive.”

The Company shares its vision that the recovery will lead to a more structured industry, in which GOL has the opportunity to play a greater role. The Company believes it is well-positioned in the recovery due to its 38% market share of the domestic passenger market in Brazil with a network that serves both business and leisure travelers.

Cost Reductions and Cash Reserves

The Company continues to make the necessary cost reductions and shore up liquidity to withstand the crisis.

Adding to the previously announced initiatives to secure jobs for its 16,000 Employees, management structured a collective agreement with the Brazilian Trade Union of Aeronauts (SNA), valid for the next 18 months, with the purpose of maintaining over 5,000 jobs for its pilots and crew while preserving cash. The measure included 926 captains, 964 co-pilots, and 3,262 flight attendants of GOL. The agreement provides the necessary flexibility to match personnel costs with the gradual growth of operations, keeping the Company’s Team of Eagles united with Safety, technical excellence and providing great flight experience to Customers. Previously, in April 2020, GOL reduced the working hours and compensation for operations and administrative personnel, negotiated the part-time hours for its crew, and decreased salaries for its middle management by 50% and for Vice-Presidents and the President by 60%.

With improving visibility into the recovery, GOL’s current capacity planning scenario assumes 90% in 2Q20 over 1Q20, +290% in 3Q20 over 2Q20, and +135% in 4Q20 over 3Q20, and it has significant flexibility to respond to prevailing demand trends.

The Company is maintaining a level of conservativeness in its cash forecasts, which is prudent given the expected demand recovery curve, especially with the lower expectations for international travel during this pandemic. On these conservative assumptions, the Company estimates that it now has over 12 months of cash-on-hand, assuming that all financial expenses and debts are paid in full. This is an increase over the 10 months of cash-on-hand from its April monthly report, which can be accounted for by greater cost reductions and improving Customer demand.

On the basis of GOL’s current liquidity levels, as well as its flexible fleet management model, which enables it to offer the lowest cost structure among its peers, and its consolidated network in Brazil, the Company believes it has a strong advantage in a recovery relative to its direct competitors.

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Capacity

During the month of May, the Company returned two aircraft to lessors to finish the month with a total fleet of 130 B737s. With 13 aircraft operating in its network, flight operations averaged 7% of last year’s May network, ramping up to 10% at the end of the month with the re-opening of bases at the Foz de Iguaçu and Navegantes airports and the re-initiation of a limited number of flights from the Congonhas airport in São Paulo to the Santos Dumont and Galeão airports in Rio de Janeiro.

By the end of June, flight operations are expected to be around 20% of last year’s June schedule, with 27 aircraft operating in the network, and with the planned re-opening of five bases (Porto Seguro, Petrolina, Ilhéus, Juazeiro do Norte and Chapecó), and additional flights from the Congonhas airport in São Paulo to nine airports (Porto Alegre, Curitiba, Confins, Florianópolis, Navegantes, Recife, Salvador, and Santos Dumont and Galeão in Rio de Janeiro).

Thus far in 2020, GOL has reduced its fleet by 11 B737-800 leased aircraft, plans to return an additional seven leased aircraft in 2H20, and can reduce up to another 30 in 2021-2022, with the flexibility to return a higher number if demand is lower. Additionally, GOL has reduced its 2020-2022 Boeing 737 MAX deliveries by 47 aircraft and capex to a total of R$300 million for June to December, with plans to fully finance aircraft all capex and engine overhauls remaining in 2020.

Cash Consumption

Gross Cash Operating Costs: GOL reduced its gross cash operating costs to R$8 million/day in May, and expects to maintain R$8 million/day for June, excluding revenue, ATL refunds, and non-aircraft debt payments. Cash-cost payments for general debt not tied to aircraft, added R$2 million/day in May. The combined R$10 million/day is better than its initial plan of R$12 million/day, which includes the impact from ticket refunds and Employee costs. Payroll costs were further reduced with cuts in management salaries, reduction in hours and a higher number of voluntary unpaid leaves.

Net Cash Operating Costs: GOL had a net cash burn of R$2 million/day in May, which includes sales and receivables of approximately R$8 million/day. With the implementation of the government’s Provisional Measure No. 925, most passengers are rebooking and taking vouchers rather than refunds, limiting net revenue-related cash outflows. And there was a favorable contribution from cargo operations.

For the remainder of 2020 (June-December), assuming revenues from the above-mentioned scenario, no ATL refunds, the results of negotiations with Employees, lessors and suppliers, and that financial expenses are paid in full, the Company estimates a net cash burn of R$4 million/day, an amount that continues to beat our expectations of 30 days ago. Including the full payment of debts not related to aircraft (including the Term Loan), the Company estimates a net cash burn of R$10 million/day, which provides GOL with more than 12 months of cash reserves.

Liquidity

As of May 31, the Company had approximately R$3.5 billion in total liquidity, which implies over 12 months of cash on hand (excluding refunds and restricted cash). In the month, GOL used approximately US$30 million for settlement of oil hedge operations. Including the financeable amounts of deposits and unencumbered assets (highlighted in the table below), GOL’s liquidity sources would be approximately R$7 billion. The Company currently has R$1.7 billion of unencumbered assets.

2

GOL had approximately US$90 million invested in a portfolio of 17 million barrels of oil for the term of June 2020 to December 2022. Approximately 70% of the Company’s portfolio is in out of the money call options (US$55 average cap price) with premiums paid for in prior quarters. The remaining 30% of the portfolio is in zero cost collars with Brent puts that are immunized at US$26 and that are fully marked-to-market and fully invested in deposits with top-tier counterparties.

Key Metrics – May 2020 (preliminary and unaudited)

Liquidity	May/2020	∆ April/2020
Total liquidity Cash on hand (ex-refunds/restricted cash) Deposits Unencumbered assets Net debt1/LTM EBITDA	R$3.5 billion 12 months R$2.5 billion R$1.7 billion 3.9x	-8% +20% - - +0.9x
Net Cash Burn	May/2020	∆ Abril/2020
Cash operating costs Other cash costs Total cash outflows Cash inflows Net cash burn	R$(8) MM/day R$(2) MM/day R$(10) MM/day R$8 MM/day R$(2) MM/day	-11% - -9% +60% -67%
Fleet	May/2020	∆ Abril/2020
Total (average) Grounded aircraft (average) Operating aircraft (average) Flights per day (average) Network destinations	130 117 13 55 (8% of 2019) 31 (12% of 2019)	-2 -3 +2 +10% +15%
Operating Results	May/2020	∆ Abril/2020
Seats (000) ASK (million) Load factor Consolidated gross sales (R$MM) Consolidated gross revenue (R$MM)	219 264 75% 190 123	+19% +10% -5p.p. +41% +11%

(1)    Excluding Exchangeable and Perpetual Notes.

Customer Experience and Personal Safety

In 1Q20, the Company obtained the best rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time. GOL maintained its leadership in these metrics during April and May.

The Company has reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of seats and armrests, safety belts, trays, floors and walls. In addition to complying with the already strict standards of sanitation for civil aviation established by the regulators, the Company also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit.

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GOL’s aircraft have HEPA air filters, which eliminates 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. The Company has also distributed gloves and masks to Employees, in addition to making alcohol-based gel available to the crew and Customers on the aircraft. The use of masks on board is mandatory effective May 10, with great acceptance by Customers.

Comments

GOL’s Increasing Sales. May recorded an 18% growth in the search for airline tickets. As a result of this greater interest, the Company recorded an increase in ticket sales, in all its channels, of 105% when compared to April. With the addition of flights in the last week of May, the revenue from passengers transported increased 22% over April.

“GOL’s sales have increased by more than 20% every seven days for the last three weeks, and we are ramping-up our July network to offer Clients more travel options,” commented Eduardo Bernardes, GOL’s VP of Sales and Marketing.

GOL’s Sustainable Fleet Profile. To match its supply with expected demand, GOL plans to adjust its operating fleet to around 100 aircraft. Thus, the Company is eliminating an excess of 18 to 20 aircraft in its fleet. Differently from its competitors, GOL does not have aircraft financed in the capital markets, EETCs or finance leases. Our fleet is 100% operating leases, and we are receiving support from our partners in the form of deferrals and discounts. We have been approached by certain lessors to modify lease arrangements to allow for variable power by the hour payments on some aircraft, and we will evaluate all potential alternatives to ensure and maintain our world class fleet, important lessor relationships and low cost leadership.

“Our capacity management has been, and will continue to be, a significant competitive differential and that reflects our conservative style,” added Celso Ferrer, GOL’s VP of Operations.

GOL’s Balance Sheet was Well-prepared Because of Sound Policies. Our performance during this pandemic is an affirmation of the work we have been doing on liquidity and the balance sheet for the last three and a half years, not just the last three months. We have continued to work on several initiatives with our Employees, aircraft, banks and suppliers, and progress is being made with the Brazilian Government (BNDES).

“We were strong operationally and had the best balance sheet of all airlines in South America, and that strength let us get largely through this pandemic,” said Richard Lark, GOL’s CFO.

GOL’s is Calibrated for a Slow Recovery. Management will continue to make an assessment of the new level of demand and the Company’s flexible single-fleet type operating model will continue to be matched to passenger demand generated in Brazil’s principal business and leisure markets. Due to the support we expect to continue to receive from our stakeholders, we expect to maintain our cash flow equilibrium during our ramp-up.

“We have implemented all necessary health procedures and are ready to transport our Clients with the same level of Safety and comfort as has been characteristic during our almost twenty years providing passenger air transportation in Brazil,” concluded Paulo Kakinoff, GOL’s CEO.

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GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 131 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This investor update contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL‟s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL‟s filings with the U.S. Securities and Exchange Commission.

Unaudited information

The information relating to March and April 2020 contained herein has not been audited or subject to limited review by GOL’s independent auditors. As they are still subject to review by the Company’s independent auditors, the information relating to the months of March and April 2020 is subject to adjustments and changes, which may cause the results, performances or events hereby disclosed to be substantially different from those to be reported in the GOL’s quarterly information and the limited review report by the independent auditors. Nevertheless, the Company does not anticipate that adjustments or changes to the information herein disclosed will be necessary.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.